EXHIBIT 11


            THE QUAKER OATS COMPANY AND SUBSIDIARIES

         STATEMENT RE COMPUTATION OF PER SHARE EARNINGS




Calculation of Fully Diluted Earnings Per Share

                                                  June 30,    June 30,  June 30,
Dollars in Millions (Except Per Share Data)         1995        1994      1993

Income Before Cumulative Effect of
  Accounting Changes                              $  806.1    $  231.5  $ 286.8

Less:  Adjustments attributable to
         conversion of ESOP
         Convertible Preferred Stock                  (1.1)       (1.5)    (1.9)

Income Before Cumulative Effect of
  Accounting Changes Used for
  Fully Diluted Calculation                          805.0       230.0    284.9

Cumulative Effect of Accounting
  Changes-net of tax                                  (4.1)        ---   (115.5)

Net Income Used for Fully
  Diluted Calculation                             $  800.9    $  230.0  $ 169.4

Shares in Thousands

Average Number of Common
  Shares Outstanding                               133,763     135,236  143,948

Plus Dilutive Securities:

    Stock Options                                    1,575       1,716    2,138

    ESOP Convertible Preferred Stock                 2,631       2,676    2,708

Average Shares Outstanding Used for
  Fully Diluted Calculation                        137,969     139,628  148,794

Fully Diluted Earnings Per Share
  Before Cumulative Effect
  Accounting Changes                              $   5.83    $   1.65  $  1.91

Fully Diluted Cumulative Effect of
  Accounting Changes                                 (0.03)        ---    (0.77)

Fully Diluted Earnings Per Share                  $   5.80    $   1.65  $  1.14